EXHIBIT 3.2

STATE OF LOUISIANA
PARISH OF RAPIDES

FIRST AMENDED AND RESTATED
ARTICLES OF ORGANIZATION
OF
CLECO POWER LLC

The undersigned sole member, Cleco Corporation (the "Member"), of Cleco Power LLC (the "Company"), in the presence of the undersigned Notary Public, acting pursuant to the Limited Liability Company Law of Louisiana, La. R.S. 12:1301, et seq. (the "LaLLCL"), does hereby amend and restate the Articles of Organization of the Company.

RECITALS

A.   Articles of Organization of the Company, dated December 11, 2000, were filed with the Secretary of State on December 12, 2000.

B.   The Member desires to amend the Articles of Organization, as amended, in several respects, and accordingly hereby amends and restates the Articles of Organization, as amended, and adopts these First Amended and Restated Articles of Organization (the "Articles") on the date hereof by execution by the Company's sole member, to provide in their entirety as follows:

ARTICLE I

Name

The name of the Company is:

Cleco Power LLC

ARTICLE II

Purpose

The purpose of the Company is to conduct any lawful business for which limited liability companies may be formed under Louisiana law.

ARTICLE III

Member

The name and address of the sole Member of the Company is:

> Cleco Corporation
> 2030 Donahue Ferry Road
> Pineville, LA 71360-5226

ARTICLE IV

Managers

4.1   **Authority of Managers.** The Member shall appoint one or more Managers from time to time. The Managers may (but shall not be obligated to) appoint one of the Managers as chairman. Said Managers, acting in accordance with the "Management Provisions" in Section 6 of the Company's Operating Agreement, shall have all powers necessary or appropriate to manage the business and affairs of the Company including, by way of illustration and not by way of limitation, the following:

(a)   the power to acquire and manage property, real or personal, immovable or movable, corporeal or incorporeal, in the name of the Company, by purchase, lease, exchange, or otherwise, for such consideration and on such terms as the Managers, in their sole discretion, deem appropriate;

(b)   the power to establish title and other restrictions affecting any property owned by the Company;

(c)   the power to borrow money for Company purposes, in such amounts and on such terms as the Managers, in their sole discretion, deem appropriate, and the power to mortgage, pledge or otherwise encumber any Company property, real or personal, immovable or movable, corporeal or incorporeal. Such mortgages, pledges and other collateral documents may contain provisions for confession of judgment, pact de non alienando, waiver of notices and appraisement, sale by executory process and other provisions commonly found in collateral documents in the State of Louisiana;

(d)   the power to incur indebtedness or obligations on behalf of the Company whether or not in the ordinary course of its business;

(e)   the power to mortgage, pledge or encumber any, all or substantially all of the assets of the Company in connection with the incurrence of indebtedness, obligations or guaranties by or for the benefit of the Company or its affiliates. Such documents may contain provisions authorized in subparagraph 4.1(c) above;

(f)   the power to alienate, lease, encumber, exchange or otherwise dispose of Company property, real or personal, immovable or movable, corporeal or incorporeal (but subject to the power reserved to the Member in subparagraph 4.2(c) of these Articles);

(g)   the power to construct improvements on, demolish, rehabilitate, refurbish or otherwise alter any of the Company's property;

(h)   the power to hire, employ or contract with any provider of services whom the Managers, in their sole discretion, choose to perform services for the Company;

(i)   the power to authorize and perform contracts pertaining to the Company's affairs, business, concerns and matters of whatever nature and kind, without any exception or reservation whatsoever except only as expressly reserved to the Member in paragraph 4.2 of these Articles;

(j)   the power to institute, defend and/or settle any litigation involving the Company or its affairs, as the occasion shall require;

(k)   the power to lend money for Company purposes;

(l)   the power to elect or remove officers;

(m)   the power to make various elections for federal, state and local tax purposes;

(n)   the power to establish bank accounts and engage in usual and customary banking transactions; and

(o)   the power to exercise any and all other powers that are vested in the Managers by the other provisions of these Articles, the Company's Operating Agreement or by operation of Louisiana law.

4.2   **Powers Reserved to the Member**. The Member shall have exclusive power and authority to approve:

(a)   the election or removal of the Managers;

(b)   the dissolution and winding up of the Company;

(c)   the sale, exchange, lease or other transfer of all or substantially all of the assets of the Company (but not limiting the power granted to the Managers in subparagraph 4.1(c) and (e) of these Articles);

(d)   the merger or consolidation of the Company; and

(e)   an amendment to the Articles or the Company's Operating Agreement.

4.3   **No Limitations in Operating Agreement.** Third parties are entitled to rely on these Articles and no power granted herein shall be limited by the Company's Operating Agreement. In the event of a conflict between these Articles and the Company's Operating Agreement, these Articles shall govern.

ARTICLE V

Limitation of Member's and Manager's Liability

No Member or Manager shall be personally liable for any monetary damages for breach of any duty provided for in Section 1314 of the LaLLCL, except as otherwise provided in Section 1315B of the LaLLCL. If the LaLLCL is amended to authorize any further elimination or limitation of the personal liability of the Member or any Manager, then the liability of the Member or any Manager shall be eliminated or limited to the fullest extent permitted by the LaLLCL, as so amended. Any repeal or modification of this Article by the Company shall not adversely affect any right or protection of the Member or any Manager under this Article with respect to any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI

Right to Rely on Authority

In accordance with the provisions of La. R.S. 12:1305(C)(5), any Manager is authorized to execute certificates which establish the membership of any Member, the authenticity of any records of the Company, and the authority of any person (including the certifying Manager or any other Manager) to act on behalf of the Company, including but not limited to, providing a statement of those persons with the authority to take the actions referred to in La. R.S. 12:1318(B). Persons dealing with the Company may rely upon these certificates.

THUS DONE AND PASSED, on this 30th day of April, 2010, before me, the undersigned Notary Public, duly commissioned and qualified in and for Rapides Parish, Louisiana, by the personal appearance of Michael H. Madison, a duly authorized representative of Cleco Corporation who acknowledged and declared under oath, in the presence of the two undersigned witnesses, that he signed these First Amended and Restated Articles of Organization as his own free act and deed for the purposes stated herein.

-Signatures on Following Page-

/s/ Sallie I. Roberts	CLECO CORPORATION
Witness	By: /s/ Michael H. Madison
	Name: Michael H. Madison
	Title: President & Chief Executive Officer
/s/ Linda V. Smith	
Witness	

/s/ Sharon G. Chelette
NOTARY PUBLIC
Rapides Parish, Louisiana

STATE OF LOUISIANA
PARISH OF RAPIDES

WRITTEN CONSENT OF THE SOLE MEMBER
OF CLECO POWER LLC

Before me, the undersigned Notary Public, on the date indicated below, personally came and appeared:

Cleco Corporation the sole member of Cleco Power LLC and a Louisiana corporation with its principal place of business in Rapides Parish, Louisiana and whose mailing address is 2030 Donahue Ferry Road, Pineville, LA 71360-5226 represented herein by Michael H. Madison, a duly authorized representative of Cleco Corporation.

that, after being duly sworn, did declare that:

1.   Cleco Corporation is the sole member (the "Member") of Cleco Power LLC (the "Company"), domiciled in Rapides Parish, whose Articles of Organization (the "Articles") were recorded with the Secretary of State of Louisiana on December 12, 2000.

2.   In accordance with the Articles, as amended, the Member does hereby consent to and approve amending and restating the Articles and the Operating Agreement of the Company.

3.   The Member does hereby appoint Michael H. Madison to execute all documents in connection with the amendment and restatement of the Articles and the Operating Agreement.

-Signatures on Following Page-

THUS DONE AND SIGNED by Cleco Corporation at Pineville, Louisiana, on the 30th day of April, 2010, before me, the undersigned Notary Public, after a due reading of the whole.


CLECO CORPORATION

By: /s/ Michael H. Madison
      Name: Michael H. Madison
      Title: President & Chief Executive Officer

/s/ Sharon G. Chelette
Notary Public
Rapides Parish, Louisiana